UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 4)*

MONARCH COMMUNITY BANCORP, INC.
(Name of Issuer)

COMMON STOCK PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

609045 10 9
(CUSIP Number)

12-31-2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|	Rule 13d-1(b)

|_|	Rule 13d-1(c)

|_|	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 609045 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MONARCH COMMUNITY BANCORP, INC., EMPLOYEE STOCK OWNERSHIP PLAN IRS ID NO. 04-3627031

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|

3.	SEC Use Only

4.	Citizenship or Place of Organization MICHIGAN STATE CHARTERED COMMERCIAL BANK’S EMPLOYEE STOCK OWNERSHIP PLAN

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 92,575 SHARES

	6.	Shared Voting Power 73,790 SHARES

	7.	Sole Dispositive Power 166,365 SHARES

	8.	Shared Dispositive Power 0 SHARES

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 166,365 SHARES

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 6.6%

12.	Type of Reporting Person (See Instructions) EP

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Item 1.

(a)	Name of Issuer

MONARCH COMMUNITY BANCORP, INC.

(b)	Address of Issuer’s Principal Executive Offices

375 WILLOWBROOK ROAD, COLDWATER, MICHIGAN 49036

Item 2.

(a)	Name of Person Filing

MONARCH COMMUNITY BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN TRUSTEE: FIRST BANKERS TRUST COMPANY, BROADWAY AT 12TH STREET, QUINCY, ILLINOIS 62305

(b)	Address of Principal Business Office, or if none, Residence

375 WILLOWBROOK ROAD, COLDWATER, MICHIGAN 49036

(c)	Citizenship

MICHIGAN STATE CHARTERED COMMERCIAL BANK'S EMPLOYEE STOCK OWNERSHIP PLAN ORGANIZED IN ILLINOIS

(d)	Title of Class of Securities

COMMON STOCK PAR VALUE $.01 PER SHARE

(e)	CUSIP Number

609045 10 9

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the                person filing is a:

(a)	|_| Broker or dealer registered under Section 15 of the Act.

(b)	|_| Bank as defined in Section 3 (a) (6) of the Act.

(c)	|_| Insurance Company as defined under Section 3 (a) (19) of the Act.

(d)	|_| Investment Company registered under Section 8 of the Investment Company Act.

(e)	|_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

(f)	|X| Employee Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b) (ii) (F);

(g)	|_| Parent Holding Company, in accordance with Section 240.13d-1 (b) (ii) (G);

(h)	|_| Group, in accordance with Section 240.13d-1 (b) (1) (ii) (H);

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Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 166,365 SHARES

(b)	Percent of class: 6.6%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 92,575 SHARES REPRESENTING UNALLOCATED SHARES.

(ii)	Shared power to vote or to direct the vote 73,790 REPRESENTING ALLOCATED SHARES.

(iii)	Sole power to dispose or to direct the disposition of 166,365 SHARES.

(iv)	Shared power to dispose or to direct the disposition of 0 SHARES.

Item 5.   Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported                on by the Parent Holding Company.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10.   Certifications.

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 7, 2007 —————————————————
(Date)

MONARCH COMMUNITY BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN BY FIRST BANKERS TRUST SERVICES, INC. AS TRUSTEE

/s/Linda Shultz —————————————————
(Signature)

Linda Shultz, Trust Officer —————————————————
(Name/Title)

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